Focus Impact Acquisition Corp.
250 Park Avenue, Ste 911
New York, NY, 10177

July 7, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Sondra Snyder and Gus Rodriquez

Re:	Focus Impact Acquisition Corp. Form 10-K for the Fiscal Year ended December 31, 2022 Filed April 6, 2023 File No. 001-40977

Dear Ms. Snyder and Mr. Rodriquez,

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated June 30, 2023 (the “Comment Letter”), with respect to the above referenced Form 10-K (the “Form 10-K”).

The Company will file via EDGAR Amendment No. 1 to the Form 10-K, which reflects the Company’s response to the comments received by the Staff. For ease of reference, the comment contained in the Comment Letter is included below and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2022, Filed April 6, 2023

Certification in Exhibit 31.1 and 31.2, page 88

1.
Staff’s comment: We note that your officer certifications omit the language prescribed by Item 601(b)(31)(i) of Regulation S-K, concerning responsibility for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)), which should appear in the fourth paragraph of the certifications.

Please file an amendment to your Form 10-K to include certifications from your Chief Executive and Chief Financial officers, that include all of the required language. You may elect to otherwise limit content of the amendment to the cover page, explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certifications.

Response: The Company acknowledges the Staff’s comment and has revised Exhibits 31.1 and 31.2 of the Form 10-K and refiled such exhibits with Amendment No. 1 to the Form 10-K.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact Peter Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Carl Stanton
Chief Executive Officer
Via E-mail:

cc:	Peter Seligson, P.C.
Kirkland & Ellis LLP